

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 11, 2017

Wai Lim Wong
President and Chief Executive Officer
Unit A, 21st Floor
128 Wellington Street
Central, Hong Kong

> **Re:** **ABV Consulting, Inc.**
> **Form 8-K**
> **Filed March 2, 2017**
> **File No. 333-198567**

Dear Mr. Wong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities